EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
In thousands, except ratio amounts	March 31,		Year ended December 31,
	2002	2001	2001	2000 (1)	1999	1998	1997
Fixed Charges:
Interest expense excluding deposits	$34,939	58,950	180,576	276,059	171,725	102,878	125,993
Interest portion of rental expense	4,195	3,337	15,929	13,346	13,426	11,095	6,111
Fixed charges excluding interest on deposits	39,134	62,287	196,505	289,405	185,151	113,973	132,104
Interest on deposits	73,843	132,126	461,587	546,746	446,124	356,029	221,396
Fixed charges including interest on deposits	112,977	194,413	658,092	836,151	631,275	470,002	353,500

Earnings:
Adjusted income before income taxes (1) (2)	$121,516	118,577	474,066	407,488	333,076	233,504	204,403
Fixed charges excluding interest on deposits	39,134	62,287	196,505	289,405	185,151	113,973	132,104
Earnings excluding interest on deposits	160,650	180,864	670,571	696,893	518,227	347,477	336,507

Interest on deposits	73,843	132,126	461,587	546,746	446,124	356,029	221,396
Earnings including interest on deposits	234,493	312,990	1,132,158	1,243,639	964,351	703,506	557,903

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.11	2.90	3.41	2.41	2.80	3.05	2.55
Including interest on deposits	2.08	1.61	1.72	1.49	1.53	1.50	1.58

(1)   For the year 2000, earnings used in the calculation of the ratios excludes the impairment loss on First Security Corporation common stock of $96.9 million and merger-related expense of $41.5 million, mainly related to the terminated First Security Corporation merger.

(2)   Prior years have been adjusted for the add back of goodwill amortization according to FASB Statement No. 142.